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April 23, 2018

VIA EDGAR AND ELECTRONIC MAIL

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Newell Brands Inc. (“Newell” or the “Company”) Definitive Proxy Statement on Schedule 14A Filed April 10, 2018 by Starboard Value LP et al. File No. 001-09608

Dear Ms. Posil:

We are writing this letter on behalf of our client, Starboard Value LP (together with its affiliates, “Starboard”), to advise you that Starboard and Newell reached a settlement agreement on April 23, 2018. Accordingly, Starboard has withdrawn its slate of nominees for election to the Board of Directors of the Company at Newell’s 2018 annual meeting of stockholders (the “Annual Meeting”) and the election will not be contested. In a filing with the U.S. Securities and Exchange Commission, Starboard has advised stockholders that it will not vote any proxies received from stockholders of the Company at the Annual Meeting.

Please contact the undersigned with any questions you may have regarding this letter.

Very truly yours,

/s/ Andrew M. Freedman

Andrew M. Freedman

cc:	Jeffrey C. Smith, Starboard Value LP Steve Wolosky, Olshan Frome Wolosky LLP Ryan Nebel, Olshan Frome Wolosky LLP

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